SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
8 APRIL 2004
AngloGold Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
RESULTS OF GENERAL MEETING
CHANGE OF NAME OF ANGLOGOLD LIMITED TO ANGLOGOLD ASHANTI LIMITED

ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold / Company")
JSE Share code: ANG ISIN: ZAE000043485
RESULTS OF GENERAL MEETING
CHANGE OF NAME OF ANGLOGOLD LIMITED
TO ANGLOGOLD ASHANTI LIMITED
At the general meeting of shareholders of AngloGold held on Thursday, 8 April 2004, the special resolution approving the change of name of AngloGold to AngloGold Ashanti Limited was passed by the requisite majority of shareholders.

Ashanti Goldfields Company Limited has announced that its shareholders voted overwhelmingly in favour of the Scheme of Arrangement ("Scheme") for the merger of AngloGold and Ashanti at a shareholders' meeting which was held on 7 April 2004. The Scheme is expected to become effective, subject to confirmation of the Scheme by the High Court of Ghana, by the end of April 2004. The change of name is conditional on the Scheme becoming effective and will be implemented once the Scheme becomes effective.

AngloGold shareholders in possession of AngloGold share certificates need not take any action once the change of name is implemented, since the share certificates reflecting the old name of the Company will still be good for delivery. Holders of dematerialised shares need not take any action as their accounts at their CSDP or broker will be automatically updated with the change of name by their CSDP or broker.

The effective date of the merger between AngloGold and Ashanti and the consequent change of name to AngloGold Ashanti Limited will be announced in the South African press and through the news services of the various stock exchanges once the High Court of Ghana approves the Scheme.

8 April 2004

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Limited
Date: 8 APRIL 2004 By: /s/ C R B
ULL

Name: C R Bull
Title: Company Secretary